May 5, 2026

Nathan Kroeker
Interim Chief Financial Officer
Eos Energy Enterprises, Inc.
3920 Park Avenue
Edison, New Jersey 08820

        Re: Eos Energy Enterprises, Inc.
            Form 10-K for the Year Ended December 31, 2025
            File No. 001-39291
Dear Nathan Kroeker:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:    Michael Silberman